Exhibit 16.1

Tel: 616-774-7000 Fax: 616-776-3680 www.bdo.com	200 Ottawa Avenue NW, Suite 300 Grand Rapids, MI 49503

September 24, 2015

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

We have been furnished with a copy of the response to Item 4.01 of Form 8-K for the event that occurred on September 18, 2015, to be filed by our former client, Affirmative Insurance Holdings, Inc. We agree with the statements made in response to that Item insofar as they relate to our Firm.

Very truly yours,

Certified Public Accountants

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.